New President of TDC Directories A/S

COPENHAGEN, Denmark, Nov. 27, 2002 (PRIMEZONE) -- TDC (NYSE:TLD) notifies that Mr. Keld Holland resigns from his position as President of TDC Directories A/S.

He will be succeeded by Mr. Christian Lanng Nielsen, who will become President of TDC Directories as of December 1s, 2002. Prior to this position, Mr. Christian Lanng Nielsen has served as Vice President at TDC Cable TV A/S.

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business units; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings:

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

TDC A/S, Noerregade 21 0900, Copenhagen C, DK-Denmark, www.tdc.com

CONTACT:  TDC
          Investor Relations
          45 3343 7680